                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                                  Zhongpin Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    98952K107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                January 30, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)
         [X]  Rule 13d-1(c)
         [ ]  Rule 13d-1(d)

*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for any  subsequent  amendment  containing  information  which  would  alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 (the "Act") or otherwise  subject to the liabilities of that section of the
Act, but shall be subject to all other  provisions of the Act (however,  see the
Notes).

----------------------------
CUSIP No.  98952K107      -
----------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
           Jayhawk China Fund (Cayman), Ltd. (98-0170144)
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [   ]
           (b) [ X ]
           (See Instructions)
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION
           Cayman Islands
--------------------------- ----- ----------------------------------------------
                          -   5    SOLE VOTING POWER
                          -        0
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   6    SHARED VOTING POWER
    BENEFICIALLY          -        0
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   7    SOLE DISPOSITIVE POWER
       PERSON             -        0
        WITH:             - ----- ----------------------------------------------
                          -   8    SHARED DISPOSITIVE POWER
                          -        0
--------------------------- ----- ----------------------------------------------
   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0 (see Item 4)
---------- ---------------------------------------------------------------------
   10      CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
           SHARES (See Instructions)
           Not Applicable
---------- ---------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           0.0%
---------- ---------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           PN
---------- ---------------------------------------------------------------------

----------------------------
CUSIP No.  98952K107      -
----------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
           Jayhawk Private Equity Fund, L.P. (20-5004931)
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [   ]
           (b) [ X ]
           (See Instructions)
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------- ----- ----------------------------------------------
                          -   5    SOLE VOTING POWER
                          -        0
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   6    SHARED VOTING POWER
    BENEFICIALLY          -        Common Stock equal to less than 5%
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   7    SOLE DISPOSITIVE POWER
       PERSON             -        0
        WITH:             - ----- ----------------------------------------------
                          -   8    SHARED DISPOSITIVE POWER
                          -        Common Stock equal to less than 5%
--------------------------- ----- ----------------------------------------------
   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           Common Stock equal to less than 5% (see Item 4)
---------- ---------------------------------------------------------------------
   10      CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
           SHARES (See Instructions)
           Not Applicable
---------- ---------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           Less than 5%
---------- ---------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           PN
---------- ---------------------------------------------------------------------

----------------------------
CUSIP No.  98952K107      -
----------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
           Jayhawk Private Equity Co-Invest Fund, L.P. (20-5249125)
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [   ]
           (b) [ X ]
           (See Instructions)
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------- ----- ----------------------------------------------
                          -   5    SOLE VOTING POWER
                          -        0
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   6    SHARED VOTING POWER
    BENEFICIALLY          -        Common Stock equal to less than 5%
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   7    SOLE DISPOSITIVE POWER
       PERSON             -        0
        WITH:             - ----- ----------------------------------------------
                          -   8    SHARED DISPOSITIVE POWER
                          -        Common Stock equal to less than 5%
--------------------------- ----- ----------------------------------------------
   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           Common Stock equal to less than 5% (see Item 4)
---------- ---------------------------------------------------------------------
   10      CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
           SHARES (See Instructions)
           Not Applicable
---------- ---------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           Less than 5%
---------- ---------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           PN
---------- ---------------------------------------------------------------------

----------------------------
CUSIP No.  98952K107      -
----------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
           Jayhawk Private Equity GP, L.P. (20-5005219)
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [   ]
           (b) [ X ]
           (See Instructions)
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------- ----- ----------------------------------------------
                          -   5    SOLE VOTING POWER
                          -        0
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   6    SHARED VOTING POWER
    BENEFICIALLY          -        Common Stock equal to less than 5%
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   7    SOLE DISPOSITIVE POWER
       PERSON             -        0
        WITH:             - ----- ----------------------------------------------
                          -   8    SHARED DISPOSITIVE POWER
                          -        Common Stock equal to less than 5%
--------------------------- ----- ----------------------------------------------
   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           Common Stock equal to less than 5% (see Item 4)
---------- ---------------------------------------------------------------------
   10      CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
           SHARES (See Instructions)
           Not Applicable
---------- ---------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           Less than 5%
---------- ---------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           PN
---------- ---------------------------------------------------------------------

----------------------------
CUSIP No.  98952K107      -
----------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
           Jayhawk Capital Management, L.L.C. (48-1172612)
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [   ]
           (b) [ X ]
           (See Instructions)
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------- ----- ----------------------------------------------
                          -   5    SOLE VOTING POWER
                          -        0
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   6    SHARED VOTING POWER
    BENEFICIALLY          -        Common Stock equal to less than 5%
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   7    SOLE DISPOSITIVE POWER
       PERSON             -        0
        WITH:             - ----- ----------------------------------------------
                          -   8    SHARED DISPOSITIVE POWER
                          -        Common Stock equal to less than 5%
--------------------------- ----- ----------------------------------------------
   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           Common Stock equal to less than 5% (see Item 4)
---------- ---------------------------------------------------------------------
   10      CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
           SHARES (See Instructions)
           Not Applicable
---------- ---------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           Less than 5%
---------- ---------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           OO
---------- ---------------------------------------------------------------------

----------------------------
CUSIP No.  98952K107      -
----------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
           Kent C. McCarthy
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [   ]
           (b) [ X ]
           (See Instructions)
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America
--------------------------- ----- ----------------------------------------------
                          -   5    SOLE VOTING POWER
                          -        0
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   6    SHARED VOTING POWER
    BENEFICIALLY          -        Common Stock equal to less than 5%
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   7    SOLE DISPOSITIVE POWER
       PERSON             -        0
        WITH:             - ----- ----------------------------------------------
                          -   8    SHARED DISPOSITIVE POWER
                          -        Common Stock equal to less than 5%
--------------------------- ----- ----------------------------------------------
   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           Common Stock equal to less than 5% (see Item 4)
---------- ---------------------------------------------------------------------
   10      CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
           SHARES (See Instructions)
           Not Applicable
---------- ---------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           Less than 5%
---------- ---------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           IN
---------- ---------------------------------------------------------------------

Item 1(a)  Name of Issuer:

Zhongpin Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

         21 Changshe Road,
         Changee City, Henan Province, P.R.C.

Item 2(a)  Name of Person Filing:

     This  Schedule  13G is  being  jointly  filed  by  Kent C.  McCarthy  ("Mr.
McCarthy"),  Jayhawk Capital  Management,  L.L.C., a Delaware limited  liability company ("JCM"), Jayhawk Private Equity GP, L.P., a Delaware limited partnership
("JPEGP"),  Jayhawk Private Equity Fund,  L.P., a Delaware  limited  partnership
("JPEF"),  Jayhawk  Private  Equity  Co-Invest  Fund,  L.P., a Delaware  limited partnership ("JPECF"),  and Jayhawk China Fund (Cayman),  Ltd., a Cayman Islands
exempted company ("JCF").

     Mr.  McCarthy,  JCM,  JPEGP,  JPEF,  JPECF,  and JCF have  entered  into an
Agreement Regarding Joint Filing of 13G (the "Agreement")  pursuant to which Mr.
McCarthy,  JCM, JPEGP, JPEF, JPECF, and JCF have agreed to file this 13G jointly and in accordance  with the  provisions of Rule  13d-1(k)(1)  of the  Securities
Exchange  Act of 1934,  as  amended  (the  "Act").  A copy of the  Agreement  is attached hereto as Exhibit A.

Item 2(b)  Address of Principal Business Office or, if None, Residence:

     The principal  business address of Mr. McCarthy,  JCM, JPEGP,  JPEF, JPECF, and JCF is 5410 West 61st Place,  Suite 100,  Mission,  Kansas 66205.  Item 2(c)
Citizenship:

     Mr.  McCarthy  is a  citizen  of the  Unites  States of  America,  JCM is a
Delaware limited  liability  company,  JPEGP is a Delaware limited  partnership,
JPEF is a Delaware limited partnership, JPECF is a Delaware limited partnership, and JCF is a Cayman Islands exempted company.

Item 2(d)  Title of Class of Securities:

     Common Stock, par value $0.001 per share

Item 2(e)  CUSIP Number:

     98952K107

Item 3  The Reporting Person is:

     Not Applicable

Item 4  Ownership:

     Mr. McCarthy is the manager of and controls JCM. JCM is the general partner of JPEGP and as a result  controls  JPEGP.  JPEGP is the general partner of JPEF and as a result  controls JPEF.  JPEGP is the general  partner of JPECF and as a result controls JPECF. Therefore,  Mr. McCarthy, JCM, and JPEGP are deemed to be beneficial owners under Rule 13d-3 of the Securities Exchange Act of 1934 of the
securities

owned of record by JPEF and JPECF and have reported that they share voting power and dispositive  power over such  securities.  JCM is the manager and investment advisor of JCF and, as a result,  controls JCF. Therefore,  Mr. McCarthy and JCM are deemed to be beneficial  owners under Rule 13d-3 of the Securities  Exchange
Act of 1934 of the securities owned of record by JCF and have reported that they share voting power and dispositive power over such securities.

I. The information below is as of December 31, 2007.

(a) Amount beneficially owned:
         1. Jayhawk China Fund (Cayman), Ltd.: 0
         2. Jayhawk Private Equity Fund, L.P.: Common Stock equal to less than 5%
         3. Jayhawk Private Equity Co-Invest Fund, L.P.: Common Stock equal to less than 5%
         4. Jayhawk Private Equity GP, L.P.: Common Stock equal to less than 5%
         5. Jayhawk Capital Management, L.L.C.: Common Stock equal to less than 5%
         6. Kent C. McCarthy: Common Stock equal to less than 5%

(b) Percent of class:
         1. Jayhawk China Fund (Cayman), Ltd.: 0%
         2. Jayhawk Private Equity Fund, L.P.: Less than 5%
         3. Jayhawk Private Equity Co-Invest Fund, L.P.: Less than 5%
         4. Jayhawk Private Equity GP, L.P.: Less than 5%
         5. Jayhawk Capital Management, L.L.C.: Less than 5%
         6. Kent C. McCarthy: Less than 5%

Percent of class is based on 25,841,190  outstanding shares of common stock, par value $0.001 per share, as reported by Zhongpin Inc. on its Form 424B3, as filed with the Securities and Exchange Commission on December 7, 2007.

(c) Number of shares as to which the person has:

     (i) Sole power to vote or to direct the vote:
         1. Jayhawk China Fund (Cayman), Ltd.: 0
         2. Jayhawk Private Equity Fund, L.P.: 0
         3. Jayhawk Private Equity Co-Invest Fund, L.P.: 0
         4. Jayhawk Private Equity GP, L.P.: 0
         5. Jayhawk Capital Management, L.L.C.: 0
         6. Kent C. McCarthy: 0

     (ii) Shared power to vote or direct the vote:
         1. Jayhawk China Fund (Cayman), Ltd.: 0
         2. Jayhawk Private Equity Fund, L.P.: Common Stock equal to less than 5%
         3. Jayhawk Private Equity Co-Invest Fund, L.P.: Common Stock equal to less than 5%
         4. Jayhawk Private Equity GP, L.P.: Common Stock equal to less than 5%
         5. Jayhawk Capital Management, L.L.C.: Common Stock equal to less than 5%
         6. Kent C. McCarthy: Common Stock equal to less than 5%

     (iii) Sole power to dispose or to direct the disposition of:
         1. Jayhawk China Fund (Cayman), Ltd.: 0
         2. Jayhawk Private Equity Fund, L.P.: 0
         3. Jayhawk Private Equity Co-Invest Fund, L.P.: 0
         4. Jayhawk Private Equity GP, L.P.: 0
         5. Jayhawk Capital Management, L.L.C.: 0
         6. Kent C. McCarthy: 0

     (iv) Shared power to dispose or to direct the disposition of:
         1. Jayhawk China Fund (Cayman), Ltd.: 0
         2. Jayhawk Private Equity Fund, L.P.: Common Stock equal to less than 5%
         3. Jayhawk Private Equity Co-Invest Fund, L.P.: Common Stock equal to less than 5%
         4. Jayhawk Private Equity GP, L.P.: Common Stock equal to less than 5%
         5. Jayhawk Capital Management, L.L.C.: Common Stock equal to less than 5%
         6. Kent C. McCarthy: Common Stock equal to less than 5%

II.  The  information  below is as of  October  2,  2007,  the  date  additional securities were acquired.

(a) Amount beneficially owned:
         1. Jayhawk China Fund (Cayman), Ltd.: 530,777 *
         2. Jayhawk Private Equity Fund, L.P.: 329,269
         3. Jayhawk Private Equity Co-Invest Fund, L.P.: 20,731
         4. Jayhawk Private Equity GP, L.P.: 350,000 **
         5. Jayhawk Capital Management, L.L.C.: 880,777 ***
         6. Kent C. McCarthy: 880,777 ***

(b) Percent of class:
         1. Jayhawk China Fund (Cayman), Ltd.: 2.1%
         2. Jayhawk Private Equity Fund, L.P.: 1.3%
         3. Jayhawk Private Equity Co-Invest Fund, L.P.: 0.1%
         4. Jayhawk Private Equity GP, L.P.: 1.4%
         5. Jayhawk Capital Management, L.L.C.: 3.5%
         6. Kent C. McCarthy: 3.5%

Percent of class is based on 25,566,613  outstanding shares of common stock, par value $0.001 per share,  as reported by Zhongpin  Inc. on its Form 8-K, as filed with the Securities and Exchange Commission on October 9, 2007.

(c) Number of shares as to which the person has:

     (i) Sole power to vote or to direct the vote:
         1. Jayhawk China Fund (Cayman), Ltd.: 0
         2. Jayhawk Private Equity Fund, L.P.: 0
         3. Jayhawk Private Equity Co-Invest Fund, L.P.: 0
         4. Jayhawk Private Equity GP, L.P.: 0
         5. Jayhawk Capital Management, L.L.C.: 0
         6. Kent C. McCarthy: 0

     (ii) Shared power to vote or direct the vote:
         1. Jayhawk China Fund (Cayman), Ltd.: 530,777 *
         2. Jayhawk Private Equity Fund, L.P.: 329,269
         3. Jayhawk Private Equity Co-Invest Fund, L.P.: 20,731

         4. Jayhawk Private Equity GP, L.P.: 350,000 **
         5. Jayhawk Capital Management, L.L.C.: 880,777 ***
         6. Kent C. McCarthy: 880,777 ***

     (iii) Sole power to dispose or to direct the disposition of: 0
         1. Jayhawk China Fund (Cayman), Ltd.: 0
         2. Jayhawk Private Equity Fund, L.P.: 0
         3. Jayhawk Private Equity Co-Invest Fund, L.P.: 0
         4. Jayhawk Private Equity GP, L.P.: 0
         5. Jayhawk Capital Management, L.L.C.: 0
         6. Kent C. McCarthy: 0

     (iv) Shared power to dispose or to direct the disposition of:
         1. Jayhawk China Fund (Cayman), Ltd.: 530,777 *
         2. Jayhawk Private Equity Fund, L.P.: 329,269
         3. Jayhawk Private Equity Co-Invest Fund, L.P.: 20,731
         4. Jayhawk Private Equity GP, L.P.: 350,000 **
         5. Jayhawk Capital Management, L.L.C.: 880,777 ***
         6. Kent C. McCarthy: 880,777 ***

* Includes  445,777  shares of common  stock,  par value  $0.001 per share,  and
85,000 warrants to purchase common stock that are exercisable  within 60 days of
October 2, 2007.
** Includes 329,269 shares of common stock, par value $0.001 per share,  held by the Jayhawk  Private  Equity Fund,  L.P. and 20,731 shares of common stock,  par value $0.001 per share, held by the Jayhawk Private Equity Co-Invest Fund, L.P.
*** Includes 329,269 shares of common stock, par value $0.001 per share, held by the Jayhawk Private Equity Fund, L.P.,  20,731 shares of common stock, par value
$0.001 per share,  held by the Jayhawk Private Equity  Co-Invest Fund, L.P., and
445,777 shares of common stock,  par value $0.001 per share,  held by China Fund
(Cayman),   Ltd.,  and  85,000  warrants  to  purchase  common  stock  that  are exercisable within 60 days of October 2, 2007, also held by China Fund (Cayman),
Ltd.

III. The  information  below is as of December 31, 2006,  the end of the year in which the  securities  were  initially  acquired.  (See note in  subsection  (b)
below.)

(a) Amount beneficially owned:
         1. Jayhawk China Fund (Cayman), Ltd.: 1,485,000 *
         2. Jayhawk Private Equity Fund, L.P.: 0
         3. Jayhawk Private Equity Co-Invest Fund, L.P.: 0
         4. Jayhawk Private Equity GP, L.P.: 0
         5. Jayhawk Capital Management, L.L.C.: 1,485,000 *
         6. Kent C. McCarthy: 1,485,000 *

(b) Percent of class:
         1. Jayhawk China Fund (Cayman), Ltd.: 9.999% *
         2. Jayhawk Private Equity Fund, L.P.: 0%
         3. Jayhawk Private Equity Co-Invest Fund, L.P.: 0%
         4. Jayhawk Private Equity GP, L.P.: 0%
         5. Jayhawk Capital Management, L.L.C.: 9.999% *
         6. Kent C. McCarthy: 9.999% *

                                       10

Percent of class is based on 12,132,311  outstanding shares of common stock, par value $0.001 per share,  as reported by Zhongpin  Inc. on its Form S-1, as filed with the Securities and Exchange Commission on January 24, 2007. The outstanding shares  of  common  stock,  par  value  $0.001  per  share,  on the  date of the acquisition,  as  reported  by  Zhongpin  Inc.  in its Form 8-K  filed  with the
Securities  and  Exchange  Commission  on  February  2, 2006,  was  415,442,352.
Therefore,  there was no filing  requirement on the acquisition date, but due to the change in outstanding  shares of Zhongpin,  Inc. during 2006,  Jayhawk China
Fund  (Cayman),  Ltd. owned more than 5% of the  outstanding  shares of Zhonpin,
Inc. as of December 31, 2006.

(c) Number of shares as to which the person has:

     (i) Sole power to vote or to direct the vote:
         1. Jayhawk China Fund (Cayman), Ltd.: 0
         2. Jayhawk Private Equity Fund, L.P.:
         3. Jayhawk Private Equity Co-Invest Fund, L.P.:
         4. Jayhawk Private Equity GP, L.P.: 0
         5. Jayhawk Capital Management, L.L.C.: 0
         6. Kent C. McCarthy: 0

     (ii) Shared power to vote or direct the vote:
         1. Jayhawk China Fund (Cayman), Ltd.: 1,485,000 *
         2. Jayhawk Private Equity Fund, L.P.: 0
         3. Jayhawk Private Equity Co-Invest Fund, L.P.: 0
         4. Jayhawk Private Equity GP, L.P.: 0
         5. Jayhawk Capital Management, L.L.C.: 1,485,000 *
         6. Kent C. McCarthy: 1,485,000 *

     (iii) Sole power to dispose or to direct the disposition of: 0
         1. Jayhawk China Fund (Cayman), Ltd.: 0
         2. Jayhawk Private Equity Fund, L.P.:
         3. Jayhawk Private Equity Co-Invest Fund, L.P.:
         4. Jayhawk Private Equity GP, L.P.: 0
         5. Jayhawk Capital Management, L.L.C.: 0
         6. Kent C. McCarthy: 0

     (iv) Shared power to dispose or to direct the disposition of:
         1. Jayhawk China Fund (Cayman), Ltd.: 1,485,000 *
         2. Jayhawk Private Equity Fund, L.P.: 0
         3. Jayhawk Private Equity Co-Invest Fund, L.P.: 0
         4. Jayhawk Private Equity GP, L.P.: 0
         5. Jayhawk Capital Management, L.L.C.: 1,485,000 *
         6. Kent C. McCarthy: 1,485,000 *

* Includes 73,172 shares of preferred stock  convertible  into 900,000 shares of common  stock,  par value  $0.001 per share,  and  585,000  warrants to purchase common stock that are exercisable within 60 days of December 31, 2006, both held by Jayhawk  China Fund  (Cayman),  Ltd.  The  preferred  shares are subject to a conversion cap that precludes the holder from utilizing its conversion  right to the  extent  that it would  beneficially  own in excess of 9.999% of the  common stock, giving effect to such conversion.

                                       11

Item 5  Ownership of Five Percent or Less of a Class:

     If this  statement  is being  filed to report  the fact that as of the date hereof the reporting  person has ceased to be the beneficial  owner of more than 5% of the class of securities, check the following:

     [X]

Item 6  Ownership of More than Five Percent on Behalf of Another Person:

     See response to Item 4 above.

Item 7  Identification and  Classification  of the Subsidiary Which Acquired the
        Security Being Reported on By the Parent Holding Company:

     Not Applicable

Item 8  Identification and Classification of Members of the Group:

     Not Applicable

Item 9  Notice of Dissolution of Group:

     Not Applicable

Item 10  Certification:

     By signing  below each party  certifies  that, to the best of its knowledge and belief, the securities  referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing  the control of the  issuer  of the  securities  and  were  not  acquired  and are  not  held in connection  with or as a participant in any  transaction  having that purpose or effect.

                                       12

                                    SIGNATURE

     After  reasonable  inquiry and to the best of my knowledge and belief,  the parties below certify that the  information set forth in this statement is true, complete and correct.

Dated:  February 14, 2007

                                       /s/ Kent C. McCarthy
                                       --------------------------------------------
                                       Kent C. McCarthy

                                       Jayhawk Capital Management, L.L.C.

                                       By:  /s/ Kent C. McCarthy
                                          -----------------------------------------
                                       Name:  Kent C. McCarthy
                                            ---------------------------------------
                                       Title:  Managing Member
                                             --------------------------------------

                                       Jayhawk Private Equity GP, L.P.

                                           By: Jayhawk Capital Management, L.L.C.,
                                                Its general partner

                                                By:  /s/ Kent C. McCarthy
                                                   --------------------------------
                                                Name:  Kent C. McCarthy
                                                     ------------------------------
                                                Title:  Managing Member
                                                      -----------------------------

                                       Jayhawk Private Equity Fund, L.P.

                                           By: Jayhawk Private Equity GP, L.P.
                                                Its general partner

                                                By:  /s/ Kent C. McCarthy
                                                   --------------------------------
                                                Name:  Kent C. McCarthy
                                                     ------------------------------
                                                Title:  Managing Member of Jayhawk
                                                        Capital Management, LLC, the
                                                        General Partner of Jayhawk
                                                        Private Equity GP, L.P.
                                                     ------------------------------

                                       Jayhawk China Fund (Cayman), Ltd.

                                       By: Jayhawk Capital Management, L.L.C.,
                                            Its manager

                                            By:  /s/ Kent C. McCarthy
                                               ------------------------------------
                                            Name:  Kent C. McCarthy
                                                 ----------------------------------
                                            Title:  Managing Member
                                                  ---------------------------------

                                       Jayhawk Private Equity Co-Invest Fund, L.P.

                                       By: Jayhawk Private Equity GP, L.P.,
                                            Its general partner

                                            By:  /s/ Kent C. McCarthy
                                               ------------------------------------
                                            Name:  Kent C. McCarthy
                                                 ----------------------------------
                                            Title:  Managing Member of Jayhawk
                                                    Capital Management, LLC, the
                                                    General Partner of Jayhawk
                                                    Private Equity GP, L.P.
                                                  ---------------------------------

                                       13

                                                                       Exhibit A

              AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended,  the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G  (including  amendments  thereto) with respect to the Common  Stock,  par value $0.001 per share,  of Zhongpin  Inc.,  and further agree that this Agreement be included as an exhibit to such filings.

     In evidence  whereof,  the  undersigned  have caused this  Agreement  to be executed on their behalf this 14th day of February, 2007.

                                       /s/ Kent C. McCarthy
                                       --------------------------------------------
                                       Kent C. McCarthy

                                       Jayhawk Capital Management, L.L.C.

                                       By:  /s/ Kent C. McCarthy
                                          -----------------------------------------
                                       Name:  Kent C. McCarthy
                                            ---------------------------------------
                                       Title:  Managing Member
                                             --------------------------------------

                                       Jayhawk Private Equity GP, L.P.

                                           By: Jayhawk Capital Management, L.L.C.,
                                                Its general partner

                                                By:  /s/ Kent C. McCarthy
                                                   --------------------------------
                                                Name:  Kent C. McCarthy
                                                     ------------------------------
                                                Title:  Managing Member
                                                      -----------------------------

                                       Jayhawk Private Equity Fund, L.P.

                                           By: Jayhawk Private Equity GP, L.P.
                                                Its general partner

                                                By:  /s/ Kent C. McCarthy
                                                   --------------------------------
                                                Name:  Kent C. McCarthy
                                                     ------------------------------
                                                Title:  Managing Member of Jayhawk
                                                        Capital Management, LLC, the
                                                        General Partner of Jayhawk
                                                        Private Equity GP, L.P.
                                                     ------------------------------

                                       Jayhawk China Fund (Cayman), Ltd.

                                       By: Jayhawk Capital Management, L.L.C.,
                                            Its manager

                                            By:  /s/ Kent C. McCarthy
                                               ------------------------------------
                                            Name:  Kent C. McCarthy
                                                 ----------------------------------
                                            Title:  Managing Member
                                                  ---------------------------------

                                       Jayhawk Private Equity Co-Invest Fund, L.P.

                                       By: Jayhawk Private Equity GP, L.P.,
                                            Its general partner

                                            By:  /s/ Kent C. McCarthy
                                               ------------------------------------
                                            Name:  Kent C. McCarthy
                                                 ----------------------------------
                                            Title:  Managing Member of Jayhawk
                                                    Capital Management, LLC, the
                                                    General Partner of Jayhawk
                                                    Private Equity GP, L.P.
                                                  ---------------------------------